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                           June 4, 2024

       Thanh Lam
       Chief Executive Officer
       Nova Lifestyle, Inc.
       6565 Washington Blvd.
       Commerce, CA 90040

                                                        Re: Nova Lifestyle,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on May 29,
2024
                                                            File No. 333-279796

       Dear Thanh Lam:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Jeffrey Li